                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                        COMMERCIAL NET LEASE REALTY, INC.
                        ---------------------------------
                                (NAME OF ISSUER)



                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    202218103
                                    ---------
                                 (CUSIP NUMBER)


                                    12/31/00
                                    --------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


              -----------------------------------------------------

CUSIP NO.          202218103
             ----------------------
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1)       Names of Reporting Persons         I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of           BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a
         Member of a Group                              (a)  ___________________
         (See Instructions)                             (b)  ___________________
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3)       SEC Use only
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4)       Citizenship or Place of
         Organization                                    ILLINOIS
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Number of Shares           (5)  Sole Voting Power                        1,978
                                                              ------------------
Beneficially               (6)  Shared Voting Power                          0
                                                              ------------------
Owned by                   (7)  Sole Dispositive Power                     498
                                                              ------------------
Each Reporting             (8)  Shared Dispositive Power                 1,480
                                                              ------------------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                   1,978
         Owned by Each Reporting Person                       ------------------

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10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
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11)      Percent of Class Represented
         by Amount in Row 9                                                0.0%
                                                              ------------------
--------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                                 HC
                                                              ------------------

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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 1

Item 1(a)         Name of Issuer:                                           Commercial Net Lease Realty, Inc.
                                                                       -------------------------------------

Item 1(b)         Address of Issuer's principal executive
                   offices:                                                 455 S. Orange Ave.
                                                                       -------------------------------------
                                                                            Suite 700
                                                                       -------------------------------------
                                                                            Orlando, FL  32801
                                                                       -------------------------------------

Item 2(a)         Name of person filing:             BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,                  One First National Plaza
                  if none residence:                                        Chicago, IL 60670

Item 2(c)         Citizenship:                                Not Applicable

Item 2(d)         Title of class of securities:               Common Stock, $.01 Par Value
                                                              ----------------------------------------------

Item 2(e)         CUSIP No.:                                  202218103
                                                              ----------------------------------------------

Item 3. This statement is filed pursuant to Rule 13d-2.

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect to
                  common shares of           Commercial Net Lease Realty, Inc.                             :
                                    ------------------------------------------------------------------------

                  (a)      Amount beneficially owned:                         1,978
                                                               ---------------------------------------------
                  (b)      Percent of class                                     0.0%
                                                               ---------------------------------------------

                  (c)      Number of shares as to which such person has:

                           (I)      Sole power to vote or to direct the vote:                1,978
                                                                                ----------------------------
                           (ii)     Shared power to vote or to direct the vote:                  0
                                                                                ----------------------------
                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                                            498
                                                                                ----------------------------
                           (iv)     Shared power to dispose or to direct the
                                    disposition of:                                          1,480
                                                                                ----------------------------
Item 5.  Ownership of 5 percent or less of a Class.                                             [X]
                                                                                -----------------------------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.        N/A
                                                                       -------------------------------

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security
                  Being Reported on By the Parent Holding Company.
                                                                       -------------------------------

                                            Bank One Trust Company, N.A.
                                            Bank One, Kentucky, N.A.

Item 8.  Identification and Classification of Members of the Group.           N/A
                                                                       -------------------------------

Item 9.  Notice of Dissolution of Group.                                      N/A
                                                                       -------------------------------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:                     August 29, 2001
                   -------------------------------------------------------------


                                                      BANK ONE CORPORATION

                                             By:      /s/ DAVID J. KUNDERT
                                                      David J. Kundert
                                                      EXECUTIVE VICE PRESIDENT